
Revolutionary patented AI-powered drowning detection system for residential pools
1000+ units sold
KTLA 5
Recognized by media for saving lives
Patented in the USA, EU, and Australia
NVIDIA.
CORAL smart pool

CORAL SMART POOL

Revolutionary patented AI-powered drowning detection system for residential pools

Follow Coral Smart Pool to be notified if they later decide to raise funding.

WATCH FOR UPDATES

coralmylo.com Wilmington, DE

Highlights

1. Revolutionizing pool safety—detecting drownings before it's too late, like "Ring" for pools.
2. $6 million total already raised in funding, with backing by industry leaders like Fluidra.
3. Scaling rapidly with plans to dominate the $20B+ global pool market.
4. Major B2B potential: partnerships with hotels, water parks, and any pool-equipped facility.
5. Patented AI technology in the United States, EU, and Australia.
6. Featured by KTLA, CBS, and NBC, showcasing MYLO's innovation in pool safety.
7. The first drowning detection device meeting ASTM F3698's new global standards.

Featured Investor

Chen Katz
Syndicate Lead

Follow

Invested $55,000

"I have been deeply involved in the technology investment industry for the past 25 years, first as the CEO of a publicly traded investment company that backed dozens of tech ventures across various industries, and in recent years, as a board member and chairman of technology companies specializing in data collection, life sciences, AI, and computer vision. It has been a challenging yet fascinating journey, one that I hope will never end. I first got to know the team at Coral in 2021, particularly Dr. Tamar Avraham, the CTO and founder. From the start, I was captivated by Coral's vision and impressed by the team's vast expertise in AI, computer vision, and neural networks. It was clear to me that this was a company with the potential to revolutionize pool safety. That's why I immediately decided to invest and bring in a group of investors to support Coral's mission. Since then, the company has made remarkable progress, raising over $5 million, including a $2 million investment from a leading strategic partner that is opening new markets and opportunities. These funds have fueled the launch of MYLO, the world's first Virtual Lifeguard for swimming pools. Coral embodies the perfect blend of cutting-edge technology, a lifesaving mission, and a massive market opportunity. The company has developed a unique, AI-powered solution, backed by patents, and led by an outstanding team of experts. Its product is already making a real impact in the market. Swimming pools bring joy to millions, but they also pose significant risk, especially for children aged under 5, for whom drowning is the leading cause of accidental death, surpassing even car accidents. Under the leadership of a veteran CEO, Coral's vision is to make pools smarter and safer by providing the ultimate AI-driven safety and smart monitoring solutions. Because of this, I have continued to invest in and support Coral, believing that it is on a path to becoming a dominant player in the pool industry. MYLO is a game-changer, and I am confident it will save lives and eventually become a standard safety feature in pools worldwide. I am proud and excited to be part of the Coral family and look forward to helping the company reach its full potential."

Our Team



Shadie Bisharat CEO

15+ years in business development, sales, and operations, leading multinational companies and driving global growth. At Coral, Shadie leads strategic expansion and key initiatives to scale the company globally.



Dr. Tamar Avraham CTO and Co-founder

A trailblazer in machine learning and computer vision with 20+ years of industrial and academic expertise.



Sergey Guenender Software Development Manager

15+ years of experience in software development, both as an engineer and entrepreneur. Managing Coral's software innovation to deliver transformative AI-powered products.



Lior Langlev AI Team Lead

Machine Learning and Python developer with advanced expertise, currently pursuing a Master's degree at the Technion. Leading AI development with cutting-edge solutions for Coral's innovative products.



Dana Sade Head of Marketing

Over 10 years of experience in administration, business management, and marketing. Excels in driving brand growth and executing strategic campaigns to support Coral's mission.



Basil Hawari Research Manager

Silicon Valley native and seasoned software engineer proficient in a wide range of programming languages and technologies, contributing to the research and development of Coral's groundbreaking solutions.

Pitch

The Problem: Pools Are a Leading Cause of Preventable Accidents and Deaths

Did you know, drowning in pools is the number one cause of injury-related deaths for young children? In fact, 88% of child drownings occur when at least one adult is present. This means, for the 10.7 million swimming pools in the United States alone, current safety and security measures aren't doing enough to prevent avoidable accidents.


#1 cause
Drowning is the #1 cause of injury-related death for children aged 1-4.
370,000
drowning deaths occur worldwide every year.
88%
of child drownings happen when at least one adult is present

Traditional pool safety products provide a false sense of security because they focus on preventing pool access rather than actively monitoring swimmers while they are in the water. Pool alarms may notify owners when someone enters the water, but they do nothing to detect distress or drowning once someone is already inside.


Saving Lives around the World
"Local Mom Says MYLO
System Saved her Child Life"
KTLA
5
CORAL
smart pool

Solution: MYLO – AI Drowning Detection System

MYLO™ by Coral is like "Ring for Pools" – an easy-to-install home device that is designed to make pools safer for everyone. Just as a Ring system provides 24/7 home security, MYLO offers AI-powered, real-time drowning detection, turning pool safety into an automated, intelligent solution.


MYLO
BY CORAL SMART POOL
MYLO is the first ASTM-compliant (ASTM F3698) drowning detection system, setting the new industry
NVIDIA
ABOVE WATER MONITOR
APP AND HOME UNIT ALERTS
BELOW WATER DETECTION
POWERED BY AI AND BIG DATA

MYLO is the first American Society for Testing and Materials (ASTM F3698)-compliant drowning detection system, setting a new industry standard. As governments and cities adopt this regulation, MYLO will be the required safety solution for pools worldwide—securing its position as the market leader.

Coral's proprietary technology behind MYLO has been so well received that **our recent $2 million investment round was led by Fluidra**, a global leader in the pool and wellness sector.

Why MYLO is Better Than Any Other Pool Safety Solution

Product Features	MYLO (Coral)	Pool Alarms	Pool Covers	Pool CoversFences
Alerts when someone enters the pool	✓	✓	✗	✗
Monitors swimmers while the pool is in use	✓	✗	✗	✗
Detects drowning incidents in real-time	✓	✗	✗	✗
Underwater camera	✓	✗	✗	✗

How MYLO Works

MYLO consists of advanced computer vision technology trained to detect people under the water and analyze their movements. MYLO's triple alert system can help ensure that no danger is overlooked. Plus, MYLO's onboard Nvidia processor makes it faster and more efficient than other competing solutions relying on Wi-Fi and the cloud.

With over 10 million hours of video analyzed, MYLO™ by Coral can detect drownings before they occur with unparalleled accuracy and reliability.


How does MYLO AI works
Coral AI
Copy link
Watch on YouTube

Building the Ultimate Pool Ecosystem

We are also tackling pool maintenance and management inefficiencies. Coral is developing the Technology and solution to monitoring water health, optimizing pool cleaning, and managing robotic cleaners, significantly reducing labor and operational costs. By addressing both pool safety and maintenance, Coral is creating a holistic platform that enhances the value and functionality of pool ownership.


Mylo Advanced Features
Copy link
Pool Pump
Pool Lights
Cleaning Robot
Filter System
70% Reduction
Watch on YouTube

Traction and Financials: Proven Demand, Rapid Growth, and a Clear Path Forward

Since its inception in 2021, Coral, with its product MYLO, has generated more than $1 million in revenue in just two years of sales, with over 1,000 units sold and patents obtained across the United States, EU, and Australia. Through a combination of D2C and B2B scaling channels, Coral has solidified its position as a leader in the pool safety market.


Key Milestones
1,000+
units sold
$6M
invested in technology to date
15
active pilot programs with hotel chains and commercial pools
Patents
Obtained patents in the U.S., EU, and Australia

Company's Timeline


2021–2023
R&D phase
2024
Secured $2M in investment funding
Summer 2025
Initiate production scaling
2021
2022
2023
2024
2025
2026
2021:
Company founded
Summer 2023
Official sales launch
End of 2024
Achieved 1,000+ units sold and launched crowdfunding campaign
2026
Begin R&D for new products and expand internationally

The Market

The pool security market has historically been dominated by traditional pool alarms, pool covers, fencing, and other basic security devices. With 10.7 million pools in the U.S. alone and more than 20 million pools globally, there is a $20 billion addressable market that Coral has the potential to penetrate. This isn't just residential pools, but commercial pools as well. Consider this; 80% of U.S. hotels have pools that require trusted security to keep visitors safe. This is just one of many commercial partnership opportunities.


Market
$20B
TAM
10.7M
pools in the U.S.
80%
of U.S. hotels have pools

How We Make Money

Coral's current revenue model is built on **direct-to-consumer (D2C)** and **business-to-business (B2B)** channels. Each MYLO device retails for $1,500, offering immediate value to families and businesses.

Looking ahead, Coral is planning a strategic shift to a **recurring revenue model** in 2026. This model will include: **lower device cost + monthly subscription**, making MYLO more accessible to millions of households while generating consistent long-term revenue.


Multiple Channels to Market: Penetration to Mass Growth
B2C Online Sales
Cooperation with global Pool Equipment distributors
Partner with smart home/ security companies to provide complete smart home connectivity and cover the pool area
Working with ASTM standards to define World's first standard for Drowning Detection in Residential pools
Cooperation with insurance companies to define the product
As a stipulation for Insurance coverage

Recognition and Real-World Impact


Valisa
I purchased MYLO for my pool and finally there is the system that gives me peace of mind.
I'm currently much more relaxed with the added safety, this system gives to my family. After using it, I don't see how it's possible without it.
MYLO

Alisha Honore
★★★★★

Peace of Mind is the best I can describe this product because I worry so much with my kids, their cousins, and other family friends coming over to our house to swim.

We purchased this system back in March in preparation for the upcoming summer. The installation process was super simple, and the system works amazing! We now have peace of mind when I'm with the kids by the pool or when no one is outside, knowing that MYLO will alert us if something happens or someone is in the pool.

With the unfortunate incidents that can happen with children around a pool during the summer, I believe this product is essential for every home with a pool!

Amazon Customer
★★★★★

I got the system 3 weeks ago and I love it! The Coral MYLO has become the guardian of my pool. The AI technology's ability to recognize and alert me to any safety concerns is unparalleled. The real-time updates provide peace of mind, especially when my family is using the pool. Easy setup, user-friendly app, and a robust safety net.

KC
★★★★★

We love this system. Can't imagine a pool with kids without this product. Must have.

Dontrelle Inman
★★★★★

The Coral MYLO is a fantastic addition to my pool setup. I appreciate the quick notifications for any unusual activity in the pool. The ease of installation and the sleek design make it a top-notch choice!

Chawnta'
★★★★★

I got the MYLO system and I am extremely impressed. It's a game-changer for pool safety. A user-friendly app makes it easy to stay connected to my pool's status. A must-have for any pool owner.

CORAL smart pool


MYLO
IDA
DESIGN
AWARDS
50
SR 2023
Innovative
Companies to Watch


CORAL
MYLO at KTLA 5 MORNING NEWS
Copy link
KTLA
5
Watch on YouTube
Lots closures in California: Here's which stores are shutting down
66°
8:21A


MYLO at NBC Miami 6 News
Copy link
VIRTUAL LIFEGUARD TOOL AIMS TO PREVENT DROWNINGS
Watch on YouTube
NBC6
11:15
84°


MYLO at CBS Miami
Copy link
SWIM
SAFETY
CBS NEWS
Watch on YouTube

Why We're Raising Money

With **$2 million already raised**, we are seeking another **$1 million** to strengthen our position in pool safety. This means scaling production to meet increasing consumer demand, growing our marketing and sales teams to expand our reach, developing new products and enhancements for MYLO, and building strong partnerships with insurers and distributors.



Use of funds
CORAL
smart pool
55%
Scale production
30%
Enrich Marketing & Sales
10%
New product development
5%
Advancing partnerships with insurers and distributors

Join Us in Creating a Safer Future for Swimming Pools Worldwide

Your investment in Coral secures your stake in a proven, fast-growing business with a patented, ASTM (F3698)-compliant product, that will soon be in most houses in the US. With over $1M in revenue and 1,000+ MYLO units sold, we're setting a new standard in pool safety. Don't miss this chance to be part of a groundbreaking innovation transforming the pool safety industry.


Secure your shares in the revolutionary AI-powered drowning detection system for residential pools
CORAL
smart pool

Investors Perks

Our way of thanking you for helping us safeguard lives


$1,000 - $4,999
$250 discount coupon to purchase MYLO
$5,000 - $14,999
$750 discount coupon to purchase MYLO
$15,000+
One MYLO for free